WOODSIDE
AUSTRALIAN ENERGY

03 MAR -3 AM 7:21

17 February 2003

03007052

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to Woodside increasing its equity in Blacktip gas field, lodged with the Australian Stock Exchange on 17 February 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

**Rebecca Sims**
**Administration Officer**

dlw 3/3

WOODSIDE

AUSTRALIAN ENERGY

# NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace, PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace, PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 17 February 2003
12:00pm (WST)

## WOODSIDE INCREASES EQUITY IN BLACKTIP GAS FIELD

Woodside Energy Ltd. has increased its equity in the Blacktip gas discovery in northern Australia through the acquisition of interests held by Shell Development (Australia) Pty Ltd. in three permits in the Bonaparte Gulf.

Blacktip, about 90km offshore in permit WA-279-P, was discovered in September 2001. It has estimated scope for recovery of 1.1 trillion cubic feet of gas.

Woodside has increased its stake in the field from 35% to 70%. As part of the deal with Shell, Woodside has also increased its stake in permit WA-313-P from 33.33% to 66.67% and in permit NT-P-57 from 60% to 70%.

Woodside's Gas Business Unit Director, David Maxwell, said the acquisition was consistent with the company's strategy to grow the value of existing gas assets and to build sustained growth in the Australian gas business.

"Consolidation of ownership in the Bonaparte Gulf increases our interest in Blacktip and in prospective acreage in the region," Mr Maxwell said.

"Along with our joint venture participant, Agip Australia B.V., we are pursuing gas markets in the Northern Territory and evaluating development opportunities for Blacktip."

Woodside will continue to operate the permits. Terms of the transaction are confidential. Equity interests as a result of this transaction are:

| Companies | Equity pre-sale (%) | | | Equity post-sale (%) | | |
|---|---|---|---|---|---|---|
| | WA 279P | WA313P | NT/P57 | WA 279P | WA313P | NT/P57 |
| Woodside Energy Ltd. | 35 | 33.33 | 60 | 70 | 66.67 | 70 |
| Agip Australia B.V. | 30 | 33.33 | 30 | 30 | 33.33 | 30 |
| Shell Development (Australia) Pty Ltd | 35 | 33.33 | 10 | - | - | - |

*Attachment: Location Map*

**MEDIA INQUIRIES**
**Woodside Energy Ltd.**
Mike Lane, Darwin Manager
W: (08) 8980 2700 M: (0419) 042 116

**INVESTMENT INQUIRIES**
**Woodside Energy Ltd.**
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592



Location Map
128°E
129°E
WA-324-P
WA-18-P
WA-318-P
WA-313-P
Timor Sea
NT/P 57
BLACKTIP-1
14°S
WA-319-P
WA-279-P
EP(A) 75
JOSEPH
BONAPARTE
GULF
Northern
Territory
WA-13-R
NT/RL 3
WA-280-P
Western
Australia
Australia
0
50
Kilometres
EP 386